UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)


                               (Amendment No. 3)(1)

                                SILVER DINER, INC
--------------------------------------------------------------------------------
                                (Name of Issuer)

                        Common Stock, par value, $.00074
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   827655 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                          Arnold Westerman, Esquire
Charles M. Steiner                        Arent Fox Kintner Plotkin & Kahn, PLLC
1049 Prince George's Boulevard            1050 Connecticut Avenue, N.W.
Upper Marlboro, MD 20774                  Washington, D.C.  20036-5339
(301) 390-4210                            (202)-857-6243
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                  June 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                  NOTE. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 13 Pages)

----------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

------------------------------ ------------------- ----------------------------
CUSIP NO. 827655 10 1                 13D                   PAGE 2 OF 13 PAGES
------------------------------ ------------------- ----------------------------

1.       NAMES OF REPORTING PERSONS

         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

         Charles M. Steiner
--------------------------------------------------------------------------------
2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a) [X]
         (b) [_]
--------------------------------------------------------------------------------
3.       SEC USE ONLY

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4.       SOURCE OF FUNDS*

         PF
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5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [_]

--------------------------------------------------------------------------------
6.       CITIZENSHIP OR PLACE OF ORGANIZATION

         United States of America
--------------------------------------------------------------------------------
        NUMBER OF          7.      SOLE VOTING POWER                   632,729
         SHARES
      BENEFICIALLY         8.      SHARED VOTING POWER                       0
        OWNED BY
          EACH
        REPORTING          9.      SOLE DISPOSITIVE POWER              632,729
         PERSON
          WITH             10.     SHARED DISPOSITIVE POWER                  0
--------------------------------------------------------------------------------
11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         5,293,768 (1)
--------------------------------------------------------------------------------
12.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES* [_]

--------------------------------------------------------------------------------
13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         44%
--------------------------------------------------------------------------------
14.      TYPE OF REPORTING PERSON*

         IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

         (1)Pursuant to Rule 13d-5(b)(1) of the Securities Exchange Act of 1934, the amount of Common Shares reported in Item 11 includes the beneficial ownership of the Common Shares owned by the Group referred to in Item 5 of this Amendment No. 3. Mr. Steiner disclaims, pursuant to Rule 13d-4, beneficial ownership of all Common Shares reported in Item 11 above which are not also reported in Item 7. See -- Item 5 of Amendment No. 3.

This Amendment No. 3 to Schedule 13D (this "Amendment No. 3") is filed by Charles Steiner with respect to the common stock, par value $.00074 per share ("Common Shares"), of Silver Diner, Inc., a Delaware corporation (the "Issuer"), and amends all previous Schedule 13Ds filed by Mr. Steiner. All capitalized terms used and not defined herein shall have the respective meanings ascribed to them in Amendment No. 2.

Item 2.  Identity and Background.

The following is hereby added to and should be read together with the disclosures made in Item 2 of Amendment No. 2.

         The following information relates to the identity and background of Charles M. Steiner, on whose behalf this Amendment No. 3 is being filed, and members of the group formed to accomplish the acquisitions described herein. The information contained in Item 4 and Item 5 of this Amendment No. 3 with respect to the acquisitions described herein is incorporated herein by reference.

                                                                             (d), (e)
                                                                           Criminal or
(a), (b)                                                (c)                   Civil              (f)
Name/Address(1)                                      Occupation           Proceedings(2)     Citizenship
------------                                         ----------           -----------        -----------

Robert T. Giaimo                             Chairman of the Board,             No         United States
                                             President, Chief
                                             Executive Officer, and
                                             Treasurer of the Issuer

Charles M. Steiner                           Director of Issuer                 No         United States
1049 Prince George's Boulevard
Upper Marlboro, MD 20774


Louis P. Neeb                                Director of Issuer                 No         United States
6914 Hillpark Drive
Dallas, Texas 75230


Michael Collier                              Director of Issuer                 No         United States
5100 Leesburg Pike, Suite 200
Alexandria, VA 22302


Catherine Britton                            Director of Issuer                 No         United States
8706 Brook Road
McLean, VA 22102




Ype Von Hengst                               Director, Vice President,          No         United States
                                             Executive Chef, and
                                             Secretary of Issuer



Robert Pincus                                President and Chief                No         United States
1722 I Street, NW                            Executive Officer of
Washington, D.C. 20006                       Franklin National Bank, a
                                             lender to the Issuer



Edward H. Kaplan                             Director of Issuer                 No         United States
1000 Connecticut Avenue, N.W., #1110
Washington, DC 20036


David G. Sacks                               Retired                            No         United States
375 Park Ave., 4th Fl.
New York, NY 10152


Conrad Giles                                 Pediatric Opthamologist            No         United States
4400 Town Center
Suite 180
Southfield, MI 48075

----------
(1) Unless otherwise noted, the address of all group members listed above is the same as that of the Issuer, 11806 Rockville Pike, Rockville, Maryland 20852.

(2) Includes only proceedings in the last five years and only civil proceedings resulting in an injunction regarding securities laws and excludes traffic violations or similar misdemeanors.

Item 3. Source and Amount of Funds or Other Consideration.

The following is hereby added to and should be read together with the disclosures made in Item 3 of Amendment No. 2:

         Each Group member will use his or her personal funds to purchase Common Shares described in Item 5 of this Amendment No. 3, except for Mr. Giaimo and Ms. Britton, who will purchase Common Shares with the funds made available from the parents of Mr. Giaimo. No decision has been made as to whether the funds provided by Mr. Giaimo's parents will be treated as an unsecured loan or as a gift. The information contained in Item 4 and Item 5 of this Amendment No. 3 with respect to the acquisitions described herein is incorporated herein by reference.

Item 4.  Purpose of Transaction.

The following is hereby added to and should be read together with the disclosures made in Item 4 of Amendment No. 2:

         The information contained in Item 2 of this Amendment No. 3 with respect to the information regarding group formed to accomplish the acquisitions described herein is incorporated herein by reference.

         Believing that the Common Shares represented an investment opportunity, Mr. Giaimo entered into discussions with Douglas M. Suliman and George A. Naddaff to purchase 163,397 Common Shares beneficially owned by Mr. Suliman and 238,961 Common Shares beneficially owned Mr. Naddaff, an aggregate of 402,358 Common Shares which constitute all the Common Shares owned collectively by Mr. Suliman and Mr. Naddaff (the "Suliman and Naddaff Shares"). Upon purchase of the Suliman and Naddaff Shares, Mr. Suliman and Mr. Naddaff would resign their positions as directors of the Issuer. Mr. Giaimo realized that he did not have sufficient funds to purchase all of the Suliman and Naddaff Shares if they became available for sale. Thus, Mr. Giaimo asked several individuals, including directors and officers of the Issuer, if they were potentially interested in participating in the acquisition to the extent additional funds were needed. The information contained in Item 5 of this Amendment No. 3 with respect to the formation of the group to acquire the Suliman and Naddaff Shares and the beneficial ownership of group members is incorporated herein by reference.

         The purchase of the Suliman and Naddaff Shares results in a change in the present Board of the Issuer and may result in plans or proposals to change the number of directors or to fill existing vacancies on the Board. Except as set forth in this Item 4, and except for plans or proposals of the Issuer in which one may participate in his capacity as a director or officer of the Issuer, no member of the Group have any plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation involving the Issuer or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries;

         * * *

         (e) Any material change in the present capitalization or dividend policy of the Issuer;

         (f) Any other material change in the Issuer's business or corporate structure;

         (g) Changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

         (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j) Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

The following is hereby added to and should be read together with the disclosures made in Item 5 of Amendment No. 2:

         The information contained in Item 2 and Item 4 of this Amendment No. 3 with respect to information regarding group formed to accomplish the acquisitions and the acquisition of the Suliman and Naddaff Shares is incorporated herein by reference.

         In the late part of May, Mr. Giaimo asked Charles M. Steiner, Louis P. Neeb, Michael Collier, Catherine Britton, Ype Von Hengst, Robert Pincus, Edward
H. Kaplan, David G. Sacks and Conrad Giles (collectively, the "Group") to join with him to acquire the Suliman and Naddaff Shares. The members of the Group agreed to purchase, at $0.95 per share, an aggregate of 402,358 Common Shares, which represents all the Naddaff and Suliman Shares, for a total investment by the Group of $382,240.10 (the "Group Investment"). The amount of Common Shares each member of the Group has agreed to purchase and money each member of the Group has agreed to invest is as follows:

                            Number of Common Shares To Be
Group Member                           Purchased                 Purchase Price
------------                           ---------                 --------------
Robert T. Giaimo                       134,065                    $127,361.75
Charles M. Steiner(1)                    5,263                      $4,999.85
Louis P. Neeb(2)                         1,000                        $950.00
Michael Collier                          1,000                        $950.00
Catherine Britton                        1,000                        $950.00
Ype Von Hengst                           1,000                        $950.00
Robert Pincus                           15,789                     $14,999.55
Edward H. Kaplan                       158,241                    $150,328.95
David G. Sacks                          50,000                     $47,500.00
Conrad Giles(3)                         35,000                     $33,250.00
TOTAL                                  402,358                    $382,240.10

----------

(1) Mr. Steiner does not intend personally to participate in the acquisitions made by the Group. The Steiner Family Partnership, in which Mr. Steiner owns a 25% interest in and is the managing partner, will purchase the Suliman and Naddaff Shares with available funds.

(2) Mr. Neeb does not intend personally to participate in the acquisitions made by the Group. Neeb Enterprises, Inc., in which Mr. Neeb owns a 100% interest and is President and a Director, will purchase the Suliman and Naddaff Shares with available funds.

(3) Dr. Giles does not intend personally to participate in the acquisitions made by the Group. The Isaacson Giles Profit Trust #2 will purchase the Suliman and Naddaff Shares with available funds.

         Each Group member will use his or her personal funds to purchase Suliman and Naddaff Shares, except for Mr. Giaimo and Ms. Britton, who will purchase Suliman and Naddaff Shares with the funds made available from the parents of Mr. Giaimo. No decision has been made as to whether the funds provided by Mr. Giaimo's parents will be treated as an unsecured loan or as a gift.

         The members of the Group do not intend to acquire collectively additional Common Shares. However, each Group member reserve the right to purchase additional Common Shares of the Issuer at any time in private or market transactions depending on market conditions and such Group member's evaluation of the Issuer's business and financial condition. Further, some or all of the members of the Group may form other groups to purchase additional Common Shares. If a Group member participates in any additional transactions involving the Common Shares, that Group member, where appropriate, in his individual capacity or as a member of another group, will report any such transactions, as required by all applicable securities laws and regulations.

         The formation of the Group and acquisition of the Suliman and Naddaff Shares by the Group are the events which required Mr. Steiner to file this Amendment No. 3. The Group's existence terminated upon acquisition of the Suliman and Naddaff Shares. Rule 13d-5 of the Securities Exchange Act of 1934 (the "Act") provides, in pertinent part, "When two or more persons agree to act together for the purpose of acquiring, holding, voting or disposing of equity securities of an issuer, the group formed thereby shall be deemed to have acquired beneficial ownership, for purposes of Sections 13(d) and 13(g) of the Act, as of the date of such agreement, of all equity securities of that issuer beneficially owned by any such persons." The Group was formed for the purpose of pooling funds to enable the members of the Group to acquire additional Common Shares. Each member of the Group retains the sole and absolute power to vote or dispose of any Common Shares acquired or held by such Group member, and there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer. Any Common Shares acquired by a Group member will he held in the account of such Group member. Accordingly, each member of the Group disclaims beneficial ownership of the Common Shares owned by the other members of the Group, and the filing of this Amendment No. 3 should not be construed as an admission that Mr. Steiner is the beneficial owner of the Common Shares owned by the other members of the Group.

         As a result of the acquisitions described herein, the Common Shares which each member of the Group owns beneficially as of June 1, 1999, is as follows. As of June 1, 1999, there were 11,769,583 Common Shares issued and outstanding.

                                                         PERCENTAGE OF TOTAL
GROUP MEMBER                COMMON SHARES(1)                 OUTSTANDING
------------                -------------                    -----------
Robert T. Giaimo             1,353,772(2)                       11.4
Charles Steiner                632,729(3),(9)                    5.4
Louis P. Neeb                   39,906(4),(9)                      *
Michael Collier                 86,049(5),(2)                      *
Catherine Britton            2,501,612(6),(9),(2)               21.2
Ype Von Hengst                 248,498(7),(2)                    2.1
Robert Pincus                   55,444                             *
Edward H. Kaplan               618,000(8),(9),(2)                5.2
David G. Sacks                  72,989                             *
Conrad Giles                    58,958                             *
TOTAL                        5,293,768                           44%

----------
"*" means less than 1%

(1) Since there are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer, the number of Common Shares set forth opposite the name of each Group member in the above table does not include the Common Shares owned by each of the other members of the Group. Each Group member disclaims, pursuant to Rule 13d-4, beneficial ownership of Common Shares reported by other Group members. Unless otherwise stated in Notes 2 through 9 below, all references to options are to options exercisable currently and within 60 days of June 1, 1999.

(2) Includes: (a) 434,065 directly owned Common Shares; (b) options to purchase 120,000 Common Shares granted under the Stock Option Plan at an exercise price of $1.238 per Share; (c) 244,702 Common Shares owned of record by five persons, 85,066 Common Shares of which were owned by two persons who were principals of the Company prior to March 27, 1996, and 159,636 Common Shares of which were owned by three persons (other than Mr. Giaimo) who are transferees of Common Shares owned by two other principals of the company prior to March 27, 1996, which are subject to a voting agreement; and (d) 555,005 Common Shares owned of record by stockholders of the Company that are subject to voting agreements. The voting rights described in clause (c) above were granted to Mr. Giaimo pursuant to the FTAC Voting and Lockup Agreement, as amended by an Addendum thereto, which provides that Mr. Giaimo has an irrevocable right to vote the Common Shares with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law. The right survives until the earlier of (i) five years after March 27, 1996; (ii) the death of the stockholder; or
         (iii) the sale by Mr. Giaimo of 50% or more of his Common Shares. Notwithstanding the foregoing, a security interest in the Common Shares may be granted at any time after 36 months after March 27, 1996 and in the event of a default with respect to such secured debt the Common Shares may be sold free and clear of such right. In addition, up to 25% of such Common Shares subject to the FTAC Voting and Lockup Agreement may be transferred free of the voting restrictions during the period commencing 36 months after March 27, 1996 and ending 48 months after such time and up to a total of 50% of such Common Shares may be transferred free of the voting restrictions during the period commencing 48 months after March 27, 1996 and ending 60 months after such time. As described in clause (c) above, of the 244,702 Common Shares owned by principals of the company and transferees of other principals of the company prior to March 27, 1996, 159,636 Common Shares were transferred to three persons (not including any transfer made to Mr. Giaimo) pursuant to the 25% transfer free of the voting restrictions during the period commencing 36 months after March 27, 1996. Up to a total of 50% of these 159,636 Common Shares plus the 134,065 Common Shares transferred pursuant to the same transaction to Mr. Giaimo which is subject to the same voting restrictions (a total of 293,701 Common Shares) may be transferred free of the voting restrictions during the period commencing 48 months after March 27, 1996 and ending 60 months after such time. The voting rights described in clause (d) above were granted to Mr. Giaimo pursuant to the voting agreements that grant to Mr. Giaimo an irrevocable right to vote with respect to all matters in which stockholder approval is required under the Delaware General Corporation Law, including, without limitation, voting such stockholders' Common Shares in favor of nominees to the Board and for or against any and all matters that may come before the Company's stockholders for a vote. The appointment survives until the earliest of five years after March 27, 1996, the public offering of Common Shares by the Company from which the Company realizes $15 million or more, or the death of the stockholder. The 1,353,772 Common Shares beneficially owned by Mr. Giaimo do not include any Common Shares beneficially owned by Catherine Britton, Mr. Giaimo's spouse. Mr. Giaimo disclaims beneficial ownership of Common Shares beneficially owned by Catherine Britton. The 1,353,772 Common Shares beneficially owned by Mr. Giaimo also do not include Common Shares issuable upon the exercise of certain outstanding stock option agreements issued to employees of the Company ("Options") that will be subject to the terms of voting agreements between the holders of such Options and Mr. Giaimo ("Voting Agreements"). Pursuant to the Voting Agreements, Mr. Giaimo would have the sole power to vote the Common Shares issued upon the exercise of such Options until the earliest to occur of: (i) March 27, 2001; (ii) an underwritten public offering by the Company from which it realizes at least $15 million; or (iii) if applicable, termination of the optionee's employment with the Company as a result of death or incapacity. An aggregate of approximately 279,876 Common Shares issuable upon exercise of Options would be subject to the Voting Agreements. Of such Options, approximately 209,112 are currently exercisable through June 24, 1999 (including approximately 122,268 with an exercise price of less than $.01 per Share and approximately 86,844 with an exercise price between $2.25 and $4.05 per Share) and approximately 70,764 are not exercisable within such period (including approximately 6,082 with an exercise price of less than $.01 per Share and approximately 64,682 with an exercise price of between $2.25 and $4.05 per Share). Mr. Giaimo would have sole power to vote the approximately 209,112 Common Shares underlying the currently exercisable Options, if such Options were exercised.

(3) Includes: (a) 564,729 Common Shares held of record by the Steiner Family Partnership (Mr. Steiner owns a 25% interest in and is the managing partner of The Steiner Family Partnership and, therefore, may be deemed to beneficially own all Common Shares held of record by such partnership (except to the extent of his 25% ownership interest in The Steiner Family Partnership, Mr. Steiner disclaims beneficial ownership of such Common Shares)); (b) 50,000 Common Shares held by the Branch Group, Inc. 401(k) Profit Sharing Plan (Mr. Steiner is sole trustee of the Branch Group, Inc. 401(k) Profit Sharing Plan and one of a number of beneficiaries thereof, holding an approximate 7% interest in the plan); (c) options to purchase 5,000 Common Shares under the 1991 Stock Option Plan at the exercise price of $4.05 per Share; and (d) options to purchase 13,000 Common Shares under the 1996 Non-Employee Director Stock Option Plan, exercisable at the prices set forth in Note 9.

(4) Includes: (a) 14,334 Common Shares held of record by Neeb Enterprises, Inc., a corporation wholly-owned by Mr. Neeb and of which Mr. Neeb is President and a Director; (b) options to purchase 12,572 Common Shares granted under the 1991 Stock Option Plan at the exercise price of $.003 per Share; and (c) options to purchase 13,000 Common Shares granted under the 1996 Non-Employee Director Stock Option Plan, exercisable at the prices set forth in Note 9.

(5) Includes: (a) 52,857 directly owned Common Shares; (b) options to purchase 26,069 Common Shares granted under the 1991 Stock Option Plan at an exercise price of $.003 per Share; (c) options to purchase 6,123 Common Shares granted under the 1996 Consultant Stock Option Plan at an exercise price of $3.812 per Share; and (d) options to purchase 1,000 Common Shares granted under the Non-Employee Director Stock Option Plan at an exercise price of $0.938 per Share. Of the 52,857 Common Shares directly owned by Mr. Collier, 31,672 are subject to the terms of a voting agreement described in clause (d) of Note 2.

(6) Includes: (a) 2,468,612 directly owned Common Shares; (b) options to purchase 13,000 Common Shares granted under the 1996 Non-Employee Director Stock Option Plan, exercisable at the prices set forth in Note 9 below; and (c) 20,003

         Common Shares assigned to Ms. Britton by Robert T. Giaimo which are subject to an option held by Mr. Clinton A. Clark at an exercise price of $3.60 per Share through April 5, 2004. Of the 2,468,612 Common Shares directly owned by Ms. Britton, 1,000 are subject to the terms of a voting agreement described in clause (c) of Note 2. Does not include the Common Shares beneficially owned by Mr. Giaimo, Ms. Britton's spouse. Ms. Britton disclaims beneficial ownership of the Common Shares beneficially owned by Mr. Giaimo.

(7) Includes: (a) 203,498 directly owned Common Shares; and (b) options to purchase 45,000 Common Shares granted under the Stock Option Plan at an exercise price of $1.125 per Share. Of the 203,498 Common Shares directly owned by Mr. Von Hengst, 183,276 are subject to the terms of a voting agreement described in clauses (c) and (d) of Note 2.

(8) Includes: (a) 600,000 directly owned Common Shares; (b) options to purchase 13,000 Common Shares granted under the 1996 Non-Employee Director Stock Option Plan, exercisable at the prices set forth in Note 9, and (c) options to purchase 5,000 Common Shares granted under the 1991 Stock Option Plan at an exercise price of $4.05 per Share. Of the 600,000 Common Shares directly owned by Mr. Kaplan, 158,241 are subject to the terms of a voting agreement described in clause (c) of Note 2.

(9) Each non-employee director other than Mr. Collier (six persons) holds options for 13,000 Common Shares granted under the 1996 Non-Employee Director Stock Option Plan, exercisable at the following prices: (a) 1,000 at $6.50 per Share; (b) 1,000 at $5.625 per Share; (c) 1,000 at
         $5.375 per Share; (d) 1,000 at $3.8125 per Share; (e) 1,000 at $3.4375
         per Share; (f) 1,000 at $3.125 per Share; (g) 1,000 at $2.125 per
         Share; (h) 1,000 at $1.25 per Share; (i) 1,000 at $1.25 per Share; (j)
         1,000 at $1.125 per Share; (k) 1,000 at $0.969 per Share; (l) 1,000 at
         $0.8125 per Share; and (m) 1,000 at $0.938 per Share.

         Other than as described in this Amendment No. 3, no transactions in Common Shares were effected by Mr. Steiner during the sixty days prior to the date of this Amendment No. 3.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The following is hereby added to and should be read together with the disclosures made in Item 6 of Amendment No. 2:

         The information contained in Item 5 of this Amendment No. 3 with respect to the acquisition of the Suliman and Naddaff Shares is incorporated herein by reference.

         There are no arrangements, agreements or understandings among the members of the Group with respect to the voting or disposition of the Common Shares acquired by any member of the Group, the business and operations of the Issuer or the control of the Issuer. Each member of the Group disclaims beneficial ownership of the Common Shares owned by the other members of the Group and the filing of this Amendment No. 3 should not be construed as an admission that a member of the Group is the beneficial owner of the Common Shares owned by the other members of the Group.

Item 7. Material to Be Filed as Exhibits.

NONE

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

Date: June 4, 1999                                   /s/ Charles M. Steiner
                                                     ___________________________
                                                     Charles M. Steiner

         The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, PROVIDED, HOWEVER, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

         ATTENTION: Intentional misstatements or omissions of fact constitute federal criminal violations (SEE 18 U.S.C. 1001).

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